                                                              Page 1 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934


                                 Coinstar, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                                       Exhibit Index on page 10

---------------------                                         ------------------
CUSIP No.                              13G                    Page 2 of 12 Pages
          -----------
---------------------                                         ------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Onex Corporation
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
    2                                                                 (b) |_|


--------------------------------------------------------------------------------
          SEC USE ONLY
    3



--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                Ontario, Canada

--------------------------------------------------------------------------------
      NUMBER OF                SOLE VOTING POWER
                         5
       SHARES                        None
                         -------------------------------------------------------
    BENEFICIALLY                SHARED VOTING POWER

      OWNED BY                        1,053,232 shares of Common Stock
                         6
        EACH             -------------------------------------------------------
                                SOLE DISPOSITIVE POWER
      REPORTING
                                      None
                         7
                         -------------------------------------------------------
       PERSON                   SHARED DISPOSITIVE POWER

        WITH                          1,053,232 shares of Common Stock
                         8
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,053,232 shares of Common Stock
    9
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         |_|
   10

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                7.0%.
   11
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

                CO
   12
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No.                              13G                    Page 3 of 12 Pages
          -----------
---------------------                                         ------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Gerald W. Schwartz
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
    2                                                                 (b) |_|


--------------------------------------------------------------------------------
          SEC USE ONLY
    3



--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                Canada

--------------------------------------------------------------------------------
      NUMBER OF                SOLE VOTING POWER

       SHARES                        None
                         5
                         -------------------------------------------------------

    BENEFICIALLY                SHARED VOTING POWER

      OWNED BY                        1,053,232 shares of Common Stock
                         6
                         -------------------------------------------------------
        EACH                    SOLE DISPOSITIVE POWER

      REPORTING                       None
                         7
                         -------------------------------------------------------
       PERSON                   SHARED DISPOSITIVE POWER

        WITH                          1,053,232 shares of Common Stock
                         8
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,053,232 shares of Common Stock
    9
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
          SHARES*                                                         |_|
   10
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
                7.0%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   12
                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No.                              13G                    Page 4 of 12 Pages
          -----------
---------------------                                         ------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Vencap, Inc.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
    2                                                                 (b) |_|


--------------------------------------------------------------------------------
          SEC USE ONLY
    3



--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                Alberta, Canada

--------------------------------------------------------------------------------
      NUMBER OF                SOLE VOTING POWER

       SHARES                        None
                         5
                         -------------------------------------------------------
    BENEFICIALLY                SHARED VOTING POWER

      OWNED BY                        1,053,232 shares of Common Stock
                         6
                         -------------------------------------------------------
        EACH                    SOLE DISPOSITIVE POWER

      REPORTING                       None
                         7
                         -------------------------------------------------------
       PERSON                   SHARED DISPOSITIVE POWER

        WITH                          1,053,232 shares of Common Stock
                         8
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,053,232 shares of Common Stock
    9
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
          SHARES*                                                          |_|
   10
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                7.0%
   11
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

                C0
   12
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages


Item 1(a)         Name of Issuer:

                  Coinstar, Inc.  (the "Company")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  13231 SE 36th Street
                  Suite 200
                  Bellevue, WA 98006

Item 2(a)         Name of Person Filing:

                  Onex Corporation ("Onex")
                  Gerald W. Schwartz
                  Vencap, Inc. ("Vencap")
                  Onex, Mr. Schwartz and Vencap are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)         Address of Principal Business Office or, if none,
                  Residence:

                  The address for the principal business office of each of Onex and Gerald W. Schwartz is:

                  161 Bay Street
                  P.O. Box 700
                  Toronto, Ontario CANADA
                  M5J 2S1

                  The address of the principal business office of Vencap is:

                  Suite 1980
                  10180 101 Street, N.W.
                  Edmonton, Alberta
                  Canada T5J 3S4

Item 2(c)         Citizenship:

                  Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. Vencap is an Alberta, Canada corporation.

                                                              Page 6 of 12 Pages


Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value per share.

Item 2(e)         CUSIP No.:

                  None

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4            Ownership:

      (a)         Amount Beneficially Owned:

                  1,053,232 shares of Common Stock

      (b)         Percent of Class:

                  7.0%

                                                              Page 7 of 12 Pages


      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  0

            (ii)  Shared power to vote or to direct the vote:

                  1,053,232 shares of Common Stock

            (iii) Sole power to dispose or to direct the disposition of:

                  0

            (iv)  Shared Power to dispose or to direct the disposition of:

                  1,053,232 shares of Common Stock

            Vencap is the direct beneficial owner of the shares of Common Stock reported. Onex, as the indirect beneficial owner of approximately 90% of the shares of Vencap, is an indirect beneficial owner of the shares reported. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported.

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6      Ownership of More Than Five Percent on Behalf of
            Another Person:

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

                                                              Page 8 of 12 Pages


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable

Item 8      Identification and Classification of Members of the Group:

            Not applicable

Item 9      Notice of Dissolution of Group:

            Not applicable

Item 10     Certification:

            Not applicable

                                                              Page 9 of 12 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 1998

                                    ONEX CORPORATION


                                    By: /s/ Donald W. Lewtas
                                        ---------------------------
                                        Name:  Donald W. Lewtas
                                        Title: Authorized Signatory


                                    /s/ Donald W. Lewtas
                                    -------------------------------
                                    Authorized signatory for
                                    Gerald W. Schwartz

                                    VENCAP, INC.


                                    By: /s/ Ian Morris
                                        -----------------------------
                                        Name: Ian Morris
                                        Title: Vice President and CFO

                                                             Page 10 of 12 Pages

                                Index to Exhibits

Exhibit
-------                                                         Page No. in
                                                                Sequential
                                                                Numbering System
                                                                ----------------

1.    Joint Filing Agreement, dated January 30, 1998, among
      Vencap, Onex and Mr. Schwartz.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange
      Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange
      Commission by Mr. Schwartz on September 10, 1996.